UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                          NATIONAL HOLDINGS CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    636375107
                                 (CUSIP Number)

                               Marshall S. Geller
                        St. Cloud Capital Partners, L.P.
                       St. Cloud Capital Partners II, L.P.
                      10866 Wilshire Boulevard, Suite 1450
                          Los Angeles, California 90024
                                 (310) 475-2700
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 31, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                (Amendment No. 4)

CUSIP NO. 636375107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      St. Cloud Capital Partners, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
      (a) |_|
      (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC, OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

NUMBER OF               2,321,583*
SHARES            --------------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER
OWNED BY
EACH                    2,321,583*
REPORTING         --------------------------------------------------------------
PERSON            9     SOLE DISPOSITIVE POWER
WITH
                        2,321,583*
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,321,583*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,321,583*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      25.97%**
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IV, PN
--------------------------------------------------------------------------------
* See response to Item 5(a) and Item 5(b).
** Based on 8,622,628 shares of the Company's Common Stock outstanding as of March 31, 2008 as reported by the Company.

                                  SCHEDULE 13D
                                (Amendment No. 4)

CUSIP NO. 636375107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SCGP, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
      (a) |_|
      (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

NUMBER OF               0*
SHARES            --------------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER
OWNED BY
EACH                    2,321,583*
REPORTING         --------------------------------------------------------------
PERSON            9     SOLE DISPOSITIVE POWER
WITH
                        0*
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,321,583*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,321,583*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      25.97%**
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
* See response to Item 5(a) and Item 5(b).
** Based on 8,622,628 shares of the Company's Common Stock outstanding as of March 31, 2008 as reported by the Company.

                                  SCHEDULE 13D
                                (Amendment No. 4)

CUSIP NO. 636375107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      St. Cloud Capital, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
      (a) |_|
      (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      California
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

NUMBER OF               0*
SHARES            --------------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER
OWNED BY
EACH                    2,321,583*
REPORTING         --------------------------------------------------------------
PERSON            9     SOLE DISPOSITIVE POWER
WITH
                        0*
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,321,583*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,321,583*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      25.97%**
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
* See response to Item 5(a) and Item 5(b).
** Based on 8,622,628 shares of the Company's Common Stock outstanding as of March 31, 2008, as reported by the Company.

                                  SCHEDULE 13D
                                (Amendment No. 4)

CUSIP NO. 636375107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      St. Cloud Capital Partners II, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
      (a) |_|
      (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC, OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

NUMBER OF               1,875,000*
SHARES            --------------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER
OWNED BY
EACH                    1,875,000*
REPORTING         --------------------------------------------------------------
PERSON            9     SOLE DISPOSITIVE POWER
WITH
                        1,875,000*
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,875,000*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,875,000*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.86%**
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IV, PN
--------------------------------------------------------------------------------
* See response to Item 5(a) and Item 5(b).
** Based on 8,622,628 shares of the Company's Common Stock outstanding as of March 31, 2008 as reported by the Company.

                                  SCHEDULE 13D
                                (Amendment No. 4)

CUSIP NO. 636375107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SCGP II, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
      (a) |_|
      (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

NUMBER OF               0*
SHARES            --------------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER
OWNED BY
EACH                    1,875,000*
REPORTING         --------------------------------------------------------------
PERSON            9     SOLE DISPOSITIVE POWER
WITH
                        0*
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,875,000*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,875,000*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.86%**
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
* See response to Item 5(a) and Item 5(b).
** Based on 8,622,628 shares of the Company's Common Stock outstanding as of March 31, 2008 as reported by the Company.

                                  SCHEDULE 13D
                                (Amendment No. 4)

CUSIP NO. 636375107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      St. Cloud Capital II, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
      (a) |_|
      (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

NUMBER OF               0*
SHARES            --------------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER
OWNED BY
EACH                    1,875,000*
REPORTING         --------------------------------------------------------------
PERSON            9     SOLE DISPOSITIVE POWER
WITH
                        0*
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,875,000*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,875,000*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.86%**
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
* See response to Item 5(a) and Item 5(b).
** Based on 8,622,628 shares of the Company's Common Stock outstanding as of March 31, 2008, as reported by the Company

                                  SCHEDULE 13D
                                (Amendment No. 4)

CUSIP NO. 636375107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Marshall S. Geller
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

      (a) |_|
      (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      AF, PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

NUMBER OF               75,050*
SHARES            --------------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER
OWNED BY
EACH                    4,271,633*
REPORTING         --------------------------------------------------------------
PERSON            9     SOLE DISPOSITIVE POWER
WITH
                        75,050*
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        4,271,633*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,271,633*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      39.42%**
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
* See response to Item 5(a) and Item 5(b).
** Based on 8,622,628 shares of the Company's Common Stock outstanding as of March 31, 2008 as reported by the Company.

                                  SCHEDULE 13D
                                (Amendment No. 4)

Item 1. Security and Issuer.

This Amendment No. 4 amends and supplements the statements on Schedule 13D, as originally filed on January 23, 2006 and amended on September 18, 2006, February 22, 2007 and June 22, 2007 (the "Schedule 13D") relating to the common stock, par value $.02 per share (the "Common Stock"), of National Holdings Corporation, a Delaware corporation (the "Company" or the "Issuer") and is filed with the Securities and Exchange Commission on behalf of the following persons: (i) St. Cloud Capital Partners, L.P.; (ii) SCGP, LLC; (iii) St. Cloud Capital, LLC; (iv) St. Cloud Capital Partners II, L.P.; (v) SCGP II, LLC; (vi) St. Cloud Capital II, LLC; and (vii) Marshall S. Geller. Except as disclosed herein, there has been no change in the information previously reported in the Schedule 13D. Capitalized terms not defined herein have the meanings ascribed to them in the
Schedule 13D.

Item 2. Identity and Background

(a) This statement is being filed by the following persons:

St. Cloud Capital Partners, L.P., a Delaware limited partnership ("St. Cloud Partners"), SCGP, LLC, a Delaware limited liability company ("SCGP"), St. Cloud Capital, LLC, a California limited liability company ("St. Cloud Capital"), St. Cloud Capital Partners II, L.P., a Delaware limited partnership ("St. Cloud Partners II"), SCGP II, LLC, a Delaware limited liability company ("SCGP II"), St. Cloud Capital II, LLC, a California limited liability company ("St. Cloud Capital II") and Marshall S. Geller, an individual ("Mr. Geller" and collectively with St. Cloud Partners, SCGP, St. Cloud Capital, St. Cloud Partners II, SCGP II and St. Cloud Capital II, the "Reporting Persons").

(c) St. Cloud Partners is licensed by the United States Small Business Administration as a Small Business Investment Company, whose principal business is to invest in companies. The principal business of SCGP is to act as the general partner of St. Cloud Partners. The principal business of St. Cloud Capital is to provide management services to St. Cloud Partners and investment advice to SCGP. St. Cloud Partners II's principal business is to invest in companies. The principal business of SCGP II is to act as the general partner of St. Cloud Partners II. The principal business of St. Cloud Capital II is to provide management services to St. Cloud Partners II and investment advice to SCGP II. Mr. Geller is a venture capitalist.

Item 3. Source and Amount of Funds or Other Consideration

Item No. 3 of Schedule 13D is supplemented and amended by inserting the following at the end thereof:

On March 31, 2008, St. Cloud Capital Partners II, L.P. (the "Purchaser"), entered into that certain Securities Purchase Agreement (the "Purchase Agreement"), by and between the Company and the Purchaser. Pursuant to the Purchase Agreement, among other things, the Purchaser purchased (i) a 10% senior subordinated convertible promissory note of the Company (the "St. Cloud II Note") and (ii) a warrant (the "St. Cloud II Warrant") to purchase 375,000 shares of the Company's common stock, par value $0.02 per share (the "Common Stock") for an aggregate purchase price of $3,000,000. The Purchase Agreement, the St. Cloud II Note and the St. Cloud II Warrant are attached hereto as
Exhibit 1, Exhibit 2, and Exhibit 3, respectively, and are incorporated by reference herein. The funds were obtained from working capital of St. Cloud Partners II and capital called from limited partners.

Item 4. Purpose of Transaction.

St. Cloud Partners II acquired the securities referenced in Item 3 above solely for the purpose of investment. The investment is subject to the terms of the Purchase Agreement, the St. Cloud II Note, the St. Cloud II Warrant and the Registration Rights Agreement, dated as of March 31, 2008, by and between the Company and St. Cloud Partners II (the "Registration Rights Agreement"), which are attached hereto as Exhibit 1, Exhibit 2, Exhibit 3, and Exhibit 4, respectively, and are incorporated herein by reference. Marshall S. Geller, a co-founder and senior manager of SCGP II, the general partner of St. Cloud Partners II, is a member of the Board of Directors of the Company.

The St. Cloud II Note bears interest at 10% per annum payable quarterly in arrears, matures four years from the date of issuance, is initially convertible into 1,500,000 shares of Common Stock of the Company and is unsecured. The St. Cloud II Note may be redeemed at the option of the Company at redemption prices as follows: (i) 125% of the principal amount of the note plus accrued and unpaid interest if redeemed between March 31, 2009 and March 31, 2010, (ii) 145% of the principal amount of the note plus accrued and unpaid interest if redeemed between March 31, 2010 and March 31, 2011, and (iii) 165% of the principal amount of the note plus accrued and unpaid interest if redeemed between March 31, 2011 and March 31, 2012. St Cloud Partners II may convert the note at any time. In addition, the Company may force St. Cloud II to convert the note if the market price and trading volume of the Company's Common Stock reaches certain levels as set forth in the note. The note is automatically prepayable upon the occurrence of a Change of Control (as defined in the St. Cloud II Note) or at the option of the holder in event of the death of, or termination under certain circumstances, of the employment of Mark Goldwasser, the Company's President and Chief Executive Officer.

Events of default which would cause the note to accelerate, causing the principal and interest on the note to become immediately due and payable, include, among other things: (i) the failure by the Company to perform or observe in any material respect any material covenant or agreement of the Company contained in the note, which remains uncured for a period of five (5) business days; (ii) any representation or warranty made by the Company under any of the Purchaser Agreement, the Notes, the Warrants and the Registration Rights Agreement was, when made, untrue or misleading, the result of which is reasonably likely to have a material adverse effect; (iii) the failure of the Company to make any payment of principal or interest on the note when due, whether at maturity, upon acceleration or otherwise and the continuation of such failure for a period of five (5) business days; (iv) there shall have occurred an acceleration of the stated maturity of any indebtedness for borrowed money of the Company (other than the St. Cloud II Note) of One Hundred Thousand United States Dollars ($100,000) or more in aggregate principal amount (which acceleration is not rescinded, annulled or otherwise cured within fifteen (15) business days of receipt by the Company of notice of such acceleration); (v) the Company makes an assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due; or an order, judgment or decree is entered adjudicating the Company as bankrupt or insolvent; or any order for relief with respect to the Company is entered under the Federal Bankruptcy Code or any other bankruptcy or insolvency law; or the Company petitions or applies to any tribunal for the appointment of a custodian, trustee, receiver or liquidator of the Company or of any substantial part of the assets of the Company, or commences any proceeding relating to it under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction; or any such petition or application is filed, or any such proceeding is commenced, against the Company and either (i) the Company by any act indicates its approval thereof, consents thereto or acquiescence therein or (ii) such petition application or proceeding is not dismissed within sixty (60) days; or (vi) a final, non-appealable judgment which, in the aggregate with other outstanding final judgments against the Company and its subsidiaries, exceeds Two Hundred Thousand United States Dollars ($200,000) shall be rendered against the Company or a subsidiary and within sixty (60) days after entry thereof, such judgment is not discharged or execution thereof stayed pending appeal, or within sixty (60) days after the expiration of such stay, such judgment is not discharged. The St. Cloud II Note is attached hereto as Exhibit 2 and is incorporated by reference herein.

The St. Cloud II Warrant issued pursuant to the terms of the Purchase Agreement is exercisable for 375,000 shares of Common Stock, at an exercise price of $2.50 per share (subject to adjustment), on or prior to 5:00 p.m. (Eastern time) on March 31, 2013. The St. Cloud II Warrant is attached hereto as Exhibit 3 and is incorporated by reference herein.

The Reporting Persons intend to review their investment in the Company from time to time. Subject to the limitations set forth herein and depending upon (i) the price and availability of the Common Stock, (ii) subsequent developments affecting the Company, (iii) the Company's business and prospects, (iv) other investment and business opportunities available to the Reporting Persons, (v) general stock market and economic conditions, (vi) tax considerations, and (vii) other factors deemed relevant, the Reporting Persons may decide to convert and/or exercise all or a portion of the St. Cloud Warrant, the St. Cloud II Note, the St. Cloud II Warrant and/or increase or decrease the size of their investment in the Company and/or make a proposal with respect to a recapitalization of the Company or similar transaction.

Except as described in this Schedule 13D, none of the Reporting Persons have any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by adding thereto the following:

(a) According to the Company, there were 8,622,628 shares of Common Stock outstanding as of March 31, 2008. St. Cloud Partners is the beneficial owner of 2,321,583 shares of Common Stock (including 255,000 shares of Common Stock issuable upon exercise of the St. Cloud Warrant and 62,500 shares of Common Stock issuable upon exercise of the Warrant), which represents 25.97% of the outstanding shares of Common Stock.

St. Cloud Partners II is the beneficial owner of 1,875,000 shares of Common Stock (including 1,500,000 shares of Common Stock issuable upon conversion of the St. Cloud II Note and 375,000 shares of Common Stock issuable upon exercise of the St. Cloud II Warrant), which represents 17.86% of the outstanding shares of Common Stock.

Marshall Geller is the direct owner of 75,050 shares of Common Stock. Such amount includes 20,000 shares issuable upon exercise of fully-vested stock options and 6,300 shares held in Mr. Geller's IRA. Also, because Mr. Geller is a co-founder and senior manager of SCGP, the general partner of St. Cloud Partners, and the co-founder and senior manager of SCGP II, the general partner of St. Cloud Partners II, Mr. Geller may be deemed to own beneficially (i) the 2,004,083 shares of Common Stock held by St. Cloud and the 317,500 shares of Common Stock issuable upon exercise of the Company securities held by St. Cloud Partners and (ii) the 1,500,000 shares of Common Stock issuable upon conversion of the St. Cloud II Note and the 375,000 shares of Common Stock issuable upon the exercise of the St. Cloud II Warrant held by St. Cloud Partners II.

(b) St. Cloud Capital Partners, L.P. has the power to direct the vote of 2,321,583 shares of Common Stock and the power to direct the disposition of 2,321,583 shares of Common Stock, assuming conversion and exercise of all Company securities held by it. In Mr. Geller's capacity as a co-founder and senior manager of SCGP, Mr. Geller may be deemed to beneficially own the 2,321,583 shares of Common Stock beneficially owned by St. Cloud Partners and/or SCGP.

St. Cloud Capital Partners II, L.P. has the power to direct the vote of 1,875,000 shares of Common Stock and the power to direct the disposition of 1,875,000 shares of Common Stock, assuming conversion and exercise of all Company securities held by it. In Mr. Geller's capacity as a co-founder and senior manager of SCGP II, Mr. Geller may be deemed to beneficially own the 1,875,000 shares of Common Stock beneficially owned by St. Cloud Partners II and/or SCGP II.

Mr. Geller also is the direct beneficial owner of 48,750 shares of Common Stock held in his individual capacity, 6,300 shares of Common Stock held in his IRA and he holds fully-vested stock options for an additional 20,000 shares.

(c) Except as set forth in this Statement, there have been no sales or purchases with respect to the Company's securities effected during the past sixty days by any of the Reporting Persons listed in (a) above.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

SECURITIES PURCHASE AGREEMENT

In addition to the description of the Purchase Agreement set forth in Items 3 and 4 above, pursuant to the Purchase Agreement, the Company paid St. Cloud Partners II a closing fee in the amount of $60,000 and reimbursed St. Cloud Partners II for certain fees and expenses incurred by St. Cloud Partners II in the amount of approximately $20,000. The Purchase Agreement contains customary representations and warranties and covenants. The Purchase Agreement is attached hereto as Exhibit 1 and incorporated by reference herein. The terms and conditions of the Purchase Agreement, the St. Cloud II Note and St. Cloud II Warrant issued thereunder, are further described in Item 4 and Item 5 above and are incorporated by reference herein.

REGISTRATION RIGHTS AGREEMENT

      In addition to the description of the Registration Rights Agreement set forth in Item 4 above, pursuant to the Registration Rights Agreement, the Company has agreed to use its best efforts to register (i) the shares of Common Stock that are issuable upon conversion of the St. Cloud II Note and (ii) the shares of Common Stock upon issuable upon exercise of the St. Cloud II Warrant (collectively, "Registrable Shares"). The Company is required to prepare and file with the SEC a registration statement upon the earlier of (i) 90 days following the consummation or termination of the Company's proposed merger with vFinance, Inc. or (ii) November 15, 2008 and shall use commercially reasonable efforts to have the registration statement declared effective as soon as practicable, but in any event within 180 days following the consummation or termination of the Company's proposed merger with vFinance, Inc. If the registration statement is not filed or declared effective by the SEC prior to such dates (any such failure or breach being referred to as an "Event", and the date on which such Event occurs being referred to as an "Event Date"), then, on each 30 day period following such Event Date (if the applicable Event shall not have been cured by such date) until the applicable Event is cured, as liquidated damages and not as a penalty, the interest rate of the St. Cloud II Note shall increase by 1% per annum, but in no event shall the interest rate of the Note exceed 15% per annum. The Registration Rights Agreement is attached hereto as
Exhibit 4 and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

            1 Securities Purchase Agreement dated as of March 31, 2007 by and between the Company and St. Cloud Partners II (incorporated by reference from Exhibit 10.48 to the Company's Current Report on Form 8-K, filed April 2, 2008).

            2 Convertible Senior Subordinated Promissory Note, dated March 31, 2008 issued by the Company to St. Cloud Partners II (incorporated by reference from Exhibit 10.49 to the Company's Current Report on Form 8-K, filed April 2, 2008).

            3 Warrant, dated March 31, 2008 issued by the Company to St. Cloud Partners II (incorporated by reference from Exhibit
                  10.49 to the Company's Current Report on Form 8-K, filed April 2, 2008).

            4 Registration Rights Agreement dated as of March 31, 2008 by and between the Company and St. Cloud Partners II (incorporated by reference from Exhibit 10.49 to the Company's Current Report on Form 8-K, filed April 2, 2008).

            5 Joint Filing Agreement dated March 31, 2008 by and among St. Cloud Partners, SCGP, St. Cloud Capital, St. Cloud Partners II, SCGP II, St. Cloud Capital II and Marshall S. Geller.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2008


St. Cloud Capital Partners, L.P.           St. Cloud Capital Partners II, L.P.

By: SCGP, LLC                              By: SCGP II, LLC
Its: General Partner                       Its: General Partner

By: S/S MARSHALL S. GELLER                 By: S/S MARSHALL S. GELLER
    ---------------------------------          ---------------------------------
Name: Marshall S. Geller                   Name: Marshall S. Geller
Title: Senior Managing Member              Title: Managing Member


SCGP, LLC                                  SCGP II, LLC

By: S/S MARSHALL S. GELLER                 By: S/S MARSHALL S. GELLER
    ---------------------------------          ---------------------------------
Name: Marshall S. Geller                   Name: Marshall S. Geller
Title: Senior Managing Member              Title: Managing Member


St. Cloud Capital, LLC                     St. Cloud Capital II, LLC

By: S/S MARSHALL S. GELLER                 By: S/S MARSHALL S. GELLER
    ---------------------------------          ---------------------------------
Name: Marshall S. Geller                   Name: Marshall S. Geller
Title: Senior Managing Director            Title: Managing Director


S/S MARSHALL S. GELLER
-------------------------------------
Marshall S. Geller

Exhibit 5

                             JOINT FILING AGREEMENT

The undersigned hereby agree to jointly file a statement on Schedule 13D, together with any amendments thereto (collectively, the "Schedule 13Ds"), with the Securities and Exchange Commission pursuant to the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Joint Filing Agreement may be signed in counterpart copies:

Dated: March 31, 2008


St. Cloud Capital Partners, L.P.           St. Cloud Capital Partners II, L.P.

By: SCGP, LLC                              By: SCGP II, LLC
Its: General Partner                       Its: General Partner

By: /S/ MARSHALL S. GELLER                 By: /S/ MARSHALL S. GELLER
    ---------------------------------          ---------------------------------
Name: Marshall S. Geller                   Name: Marshall S. Geller
Title: Senior Managing Member              Title: Managing Member


SCGP, LLC                                  SCGP II, LLC

By: /S/ MARSHALL S. GELLER                 By: /S/ MARSHALL S. GELLER
    ---------------------------------          ---------------------------------
Name: Marshall S. Geller                   Name: Marshall S. Geller
Title: Senior Managing Member              Title: Managing Member


St. Cloud Capital, LLC                     St. Cloud Capital II, LLC

By: /S/ MARSHALL S. GELLER                 By: /S/ MARSHALL S. GELLER
    ---------------------------------          ---------------------------------
Name: Marshall S. Geller                   Name: Marshall S. Geller
Title: Senior Managing Director            Title: Managing Director


/S/ MARSHALL S. GELLER
-------------------------------------
Marshall S. Geller